HIVE Digital Technologies Announces Relocation of Head Office to San Antonio, Texas and Transition to US GAAP Reporting

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia and San Antonio, Texas--(Newsfile Corp. - December 31, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable blockchain infrastructure, is excited to announce a strategic relocation of its head office from Vancouver, Canada to San Antonio, Texas, and a transition to US GAAP Reporting (all amounts in US dollars, unless otherwise indicated).

Head Office Relocation

This strategic move underscores HIVE's commitment to growth, innovation, and maximizing shareholder value within one of the world's most dynamic and influential markets. The Company has signed a lease agreement for office space in San Antonio, Texas, marking an important step in establishing its new headquarters.

Key Advantages of the Move

1. Access to a Thriving Blockchain Ecosystem

The United States has established itself as a global leader in blockchain innovation and cryptocurrency adoption. Positioning our head office in the U.S. is consistent with HIVE's desire to be present and aligned with the evolving demands of this robust market.

2. Favorable Business Environment in Texas and New Administration Under the Leadership of President-Elect Donald Trump

We believe the United States offers an increasingly competitive and business-friendly regulatory framework, coupled with unparalleled access to capital markets. Texas, in particular, stands out for its supportive business climate, energy infrastructure, and access to skilled talent.

Additionally, the new administration under President-elect Donald Trump has demonstrated a more pro-Bitcoin stance, emphasizing innovation and establishing a regulatory framework for the cryptocurrency ecosystem. President-elect Trump has stated, that under his leadership, America would become a safer and more attractive place for Bitcoin miners by implementing policies to ensure the U.S. has the cheapest energy globally, fostering innovation, and creating a regulatory environment that supports cryptocurrency operations.

This policy direction further supports HIVE's strategic goals. We also expect the move to facilitate deeper relationships with our U.S.-based investors and partners.

3. Deeper and More Robust Capital Markets

Relocating to the United States enhances HIVE's ability to optimize funding, especially considering the size and diversity of venture capital funds, technology funds, and ETFs in the U.S.

Frank Holmes, Executive Chairman of HIVE, stated:

"The depth and breadth of U.S. capital markets are unparalleled and key to our growth strategy. The U.S. market, with its $40 trillion capitalization and daily trading volumes of $500 billion, offers HIVE the liquidity, visibility, and valuation opportunities we need to scale."

Mr. Holmes also highlighted the advantages of the U.S. market's diversity:

"The United States is home to global tech giants like Apple, Microsoft, and Amazon, setting the pace in innovation and growth. Positioning HIVE at the heart of the global blockchain ecosystem in the U.S. will maximize shareholder value, bolster our visibility in sustainable innovation, and align us with the world's most robust and dynamic capital market."

4. Support for Sustainable Growth

As a pioneer in green cryptocurrency mining, HIVE recognizes the growing emphasis on sustainability within the U.S. market. Our move, coupled with possible further developments in the U.S., positions us to leverage the country's diverse renewable energy resources, ensuring continued leadership in environmentally responsible blockchain innovation.

Transition to US GAAP Reporting

HIVE also announces its transition to reporting financial results under U.S. Generally Accepted Accounting Principles ("US GAAP"), starting with its audited financial statements for the fiscal year ending March 31, 2025.

This change will:

  Enhance comparability with U.S. and international peers.
  Align financial reporting with the expectations of U.S.-based investors and capital markets.

Darcy Daubaras, CFO of HIVE, stated:

"Relocating our head office to the U.S. and changing our reporting to US GAAP aligns greatly with our strategic goals of operational efficiency, sustainability, and expanding our market presence. These moves enhance our financial transparency and position us for long-term success in the global market."

Looking Ahead

The relocation represents a significant milestone in HIVE's growth story. The Company expects this strategic move to:

  Enhance long-term shareholder value.
  Increase stock trading liquidity and attract global investor interest.
  Foster innovation and accelerate growth in blockchain and AI-driven data centers.

HIVE's CFO and CEO will stay in Canada to ensure continuity in leadership and operations. HIVE is also seeking to hire an Internal Auditor with expertise in Sarbanes-Oxley in San Antonio to support our U.S. regulatory compliance.

Commitment to Sustainability and Innovation

HIVE reaffirms its dedication to environmentally responsible operations. The move to the U.S. allows the Company to explore additional renewable energy solutions, maintaining its leadership in green blockchain innovation.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company focused on advancing sustainable blockchain and AI infrastructure powered by green energy. HIVE was the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017 and is committed to reducing environmental impact and optimizing operational efficiency. With data centers in Canada, Sweden, and soon Paraguay, HIVE is a global leader in digital asset mining and AI computing solutions.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast

Director of Marketing and Branding

Frank Holmes

Executive Chairman

Aydin Kilic

President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: the advantages of the relocation of the Company's head office to the United States; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, an inability to realize the expected benefits of the relocation of the Company's head office to the United States; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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